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NS Transaction in Own Shares

TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 07:00:09 24 April 2025

RNS Number : 9424F
Unilever PLC
24 April 2025

TRANSACTIONS IN OWN SECURITIES

24 April 2025

Unilever PLC (the "**Company**") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("**th**
The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchase:	23 April 2025
Number of ordinary shares purchased:	50,000
Highest price paid per share:	GBP 48.6900
Lowest price paid per share:	GBP 47.6400
Volume weighted average price paid per share:	GBP 48.1137

Such purchases form part of the Company's existing share buy-back programme and w pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date.

Following the purchase of these shares, Unilever holds 67,146,885 of its ordinary share and has 2,501,400,934 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	Volume weighted average price (GBP)	Aggregated volum
LSE	48.1137	50,000
BATS	0.0000	0
Chi-X	0.0000	0
Turquoise	0.0000	0
Aquis	0.0000	0

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the Market Abuse Regulation), a full breakdown of the individual trades made by the Brok the Company as part of the buy-back programme is detailed below:

Quantity bought	Price (GBP)	Trading Venue	Tim
611	48.68	XLON	0
181	48.69	XLON	0
360	48.69	XLON	0
251	48.67	XLON	0
265	48.67	XLON	0
216	48.67	XLON	0
225	48.64	XLON	0
218	48.58	XLON	0
217	48.65	XLON	0
214	48.62	XLON	0
217	48.55	XLON	0
57	48.56	XLON	0
156	48.56	XLON	0
212	48.48	XLON	0
212	48.49	XLON	0
214	48.51	XLON	0

215	48.51	XLON	0
214	48.49	XLON	0
216	48.44	XLON	0
218	48.46	XLON	1
217	48.43	XLON	1
215	48.43	XLON	1
214	48.45	XLON	1
219	48.44	XLON	1
214	48.45	XLON	1
213	48.47	XLON	1
212	48.47	XLON	1
220	48.39	XLON	1
212	48.40	XLON	1
223	48.41	XLON	1
222	48.33	XLON	1
212	48.31	XLON	1
214	48.24	XLON	1
213	48.23	XLON	1
141	48.25	XLON	1
76	48.25	XLON	1
213	48.23	XLON	1
212	48.18	XLON	1
215	48.08	XLON	1
213	48.08	XLON	1
216	48.07	XLON	1
218	48.10	XLON	1
217	48.12	XLON	1
217	48.17	XLON	1
214	48.21	XLON	1
186	48.23	XLON	1
233	48.20	XLON	1
220	48.20	XLON	1
216	48.26	XLON	1
15	48.22	XLON	1
203	48.22	XLON	1
218	48.24	XLON	1
217	48.30	XLON	1
31	48.28	XLON	1
304	48.29	XLON	1
266	48.27	XLON	1

236	48.25	XLON	1
223	48.19	XLON	1
222	48.21	XLON	1
213	48.20	XLON	1
222	48.16	XLON	1
100	48.17	XLON	1
120	48.17	XLON	1
212	48.17	XLON	1
215	48.20	XLON	1
115	48.17	XLON	1
64	48.17	XLON	1
32	48.17	XLON	1
7	48.17	XLON	1
217	48.20	XLON	1
220	48.20	XLON	1
216	48.19	XLON	1
214	48.19	XLON	1
219	48.19	XLON	1
217	48.17	XLON	1
216	48.17	XLON	1
220	48.17	XLON	1
217	48.17	XLON	1
219	48.15	XLON	1
219	48.11	XLON	1
214	48.18	XLON	1
217	48.14	XLON	1
198	48.11	XLON	1
16	48.11	XLON	1
215	48.11	XLON	1:
3	48.11	XLON	1:
214	48.08	XLON	1:
220	48.08	XLON	1:
271	48.14	XLON	1:
218	48.12	XLON	1:
212	48.10	XLON	1:
302	48.09	XLON	1:
254	48.09	XLON	1:
239	48.09	XLON	1:
57	48.13	XLON	1:
172	48.13	XLON	1:

216 48.14 XLON 13 217 48.13 XLON 13 216 48.13 XLON 13 216 48.09 XLON 14 82 48.07 XLON 14 138 48.07 XLON 14 221 48.06 XLON 14 219 48.04 XLON 14 217 48.00 XLON 14 217 47.98 XLON 14 219 47.98 XLON 14 212 47.95 XLON 14 214 47.85 XLON 14 183 47.97 XLON 14 39 47.97 XLON 14 221 47.97 XLON 14 225 47.93 XLON 14 214 47.96 XLON 14 223 47.94 XLON 14 213 47.86 XLON 14 229 47.88 XLON 14 96 47.87 XLON 14 122 47.87 XLON 14 219 47.86 XLON 14 114 47.93 XLON 14 45 47.93 XLON 14 61 47.93 XLON 14 219 47.91 XLON 14 212 47.87 XLON 14 48 47.91 XLON 14 110 47.92 XLON 14 179 47.92 XLON 14 292 47.86 XLON 14 238 47.86 XLON 14 217 47.85 XLON 14 231 47.92 XLON 14 220 47.74 XLON 14 220 47.68 XLON 14 215 47.71 XLON 14 223 47.64 XLON 14 223 47.64 XLON 14 223 47.66 XLON 14 221 47.68 XLON 14 223 47.71 XLON 14 213 47.69 XLON 14 225 47.73 XLON 14 219 47.79 XLON 14 219 47.83 XLON 14 213 47.87 XLON 14 216 47.86 XLON 14 217 47.85 XLON 14 174 47.84 XLON 14 50 47.84 XLON 14 218 47.89 XLON 14 219 47.96 XLON 14 214 47.97 XLON 14 223 47.96 XLON 14 220 48.01 XLON 14 212 47.98 XLON 15 218 47.95 XLON 15 96 47.94 XLON 15 45 47.94 XLON 15 246 47.97 XLON 15 235 48.01 XLON 15 226 48.00 XLON 15 226 47.98 XLON 15 234 48.04 XLON 15 11 48.01 XLON 15 93 48.01 XLON 15 297 48.02 XLON 15 252 48.00 XLON 15 214 48.00 XLON 15 145 48.00 XLON 15 286 48.04 XLON 15 222 48.04 XLON 15 254 48.05 XLON 15 236 48.01 XLON 15 235 47.97 XLON 15 234 48.02 XLON 15 231 48.00 XLON 15 226 48.07 XLON 15 218 48.05 XLON 15 229 48.08 XLON 15 225 48.09 XLON 15 215 48.08 XLON 15 233 48.10 XLON 15 226 48.11 XLON 15 229 48.09 XLON 15 293 48.14 XLON 15 212 48.10 XLON 15 212 48.10 XLON 15 266 48.03 XLON 15 300 48.04 XLON 15 328 48.03 XLON 15 251 48.06 XLON 15 300 48.05 XLON 15 16 48.11 XLON 15 29 48.11 XLON 15 180 48.11 XLON 15 403 48.11 XLON 15 160 48.10 XLON 15 183 48.10 XLON 15 333 48.12 XLON 15 335 48.07 XLON 15 121 48.06 XLON 15 205 48.06 XLON 15 42 48.06 XLON 15 321 48.06 XLON 15 326 48.13 XLON 15 382 48.05 XLON 16 363 48.05 XLON 16 331 48.03 XLON 16 343 48.03 XLON 16 251 48.05 XLON 16 257 48.04 XLON 16 143 48.05 XLON 16 177 48.05 XLON 16 40 48.05 XLON 16 274 48.02 XLON 16 51 48.04 XLON 16 51 48.04 XLON 16 26 48.04 XLON 16 27 48.04 XLON 16 29 48.04 XLON 16 47 48.04 XLON 16 71 48.04 XLON 16 64 48.04 XLON 16 253 48.04 XLON 16 351 48.06 XLON 16 357 48.05 XLON 16 355 48.02 XLON 16 314 48.00 XLON 16 27 48.00 XLON 16 346 47.99 XLON 16 345 48.00 XLON 16 249 48.08 XLON 16 295 48.06 XLON 16 269 48.04 XLON 16 243 48.06 XLON 16 123 48.08 XLON 16 121 48.08 XLON 16 20 48.08 XLON 16 192 48.10 XLON 16 104 48.10 XLON 16 212 48.12 XLON 16 304 48.10 XLON 16 258 48.07 XLON 16 267 48.06 XLON 16 199 48.09 XLON 16 275 48.09 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

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